Exhibit 99.6

2000 NON-EMPLOYEE DIRECTOR’S STOCK OPTION AGREEMENT

(Initial Director’s Grant)

AGREEMENT made as of the 26th day of September 2008, between REPROS THERAPEUTICS INC., a Delaware corporation (the “Company”), and Mark Lappe (“Director”).

To carry out the purposes of the REPROS THERAPEUTICS INC. 2000 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN (the “Plan”), by affording Director the opportunity to purchase shares of common stock of the Company (“Stock”), and in consideration of the mutual agreements and other matters set forth herein and in the Plan, the Company and Director hereby agree as follows:

1.                                       Grant of Option.  The Company hereby irrevocably grants the Director the right and option (“Option”) to purchase all or any part of an aggregate of 40,000 shares of Stock, on the terms and conditions set forth herein and in the Plan, which Plan is incorporated herein by reference as a part of this Agreement.  This Option shall not be treated as an incentive stock option within the meaning of section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.                                       Purchase Price.  The purchase price of Stock purchased pursuant to the exercise of this Option shall be $6.08 per share, which has been determined to be not less than the fair market value of the Stock at the date of grant of this Option.  For all purposes of this Agreement, fair market value of Stock shall be determined in accordance with the provisions of the Plan.

3.                                       Exercise of Option.  Subject to the earlier expiration of this Option as herein provided, this Option may be exercised, by written notice to the Company at its principal executive offices addressed to the attention of Chief Executive Officer, at any time and from time to time after the date of grant hereof.  This Option shall vest quarterly in equal installments over 3 years.

Notwithstanding the foregoing, there shall be such adjustments to the Option as set forth in Section 11 of the Plan.

This Option and all rights granted hereunder are not transferable by Director except to the extent permitted by Section 7(d) of the Plan.  The Option shall have such termination provisions as set forth in Section 7(f) of the Plan.

This Option shall not be exercisable in any event after the expiration of ten years from the date of grant hereof.  The purchase price of shares as to which this Option is exercised shall be paid as set forth in Section 7(c) of the Plan. Unless and until a certificate or certificates representing such shares shall have been issued by the Company to Director, Director (or the person permitted to exercise this Option in the event of Director’s death) shall not be or have any of the rights or privileges of a stockholder of the Company with respect to shares acquirable upon an exercise of this Option.

4.                                       Withholding of Tax.  To the extent that the exercise of this Option or the disposition of shares of Stock acquired by exercise of this Option results in compensation income to Director for federal or state income tax purposes, Director shall deliver to the Company at the time of such exercise or disposition such amount of money or shares of Stock as the Company may require to meet its obligation under applicable tax laws or regulations, and, if Director fails to do so, the Company is authorized to withhold from any cash or Stock renumeration then or thereafter payable to Director any tax required to be withheld by reason of such resulting compensation income.  Upon an exercise of this Option, the Company is further authorized in its discretion to satisfy any such withholding requirement out of any cash or shares of Stock distributable to Director upon such exercise.

5.                                       Status of Stock.  The Company intends to register for issuance under the Securities Act of 1933, as amended (the “Act”), the shares of Stock acquirable upon exercise of this Option, and to keep such registration effective throughout the period this Option is exercisable.  In the absence of such effective registration or an available exemption from registration under the Act, issuance of shares of Stock acquirable upon exercise of this Option will be delayed until registration of such shares is effective or an exemption from registration under the Act is available.  The Company intends to use its best efforts to ensure that no such delay will occur.  In the event exemption from registration under the Act is available upon an exercise of this Option, Director (or the person permitted to exercise this Option in the event of Director’s death or incapacity), if requested by the Company to do so, will execute and deliver to the Company in writing an agreement containing such provisions as the Company may require to assure compliance with applicable securities laws.

Director agrees that the shares of Stock which Director may acquire by exercising this Option will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable federal or state securities laws.  Director also agrees (i) that the certificates representing the shares of Stock purchased under this Option may bear such legend or legends as the Company deems appropriate in order to assure compliance with applicable securities laws, (ii) that the Company may refuse to register the transfer of the shares of Stock purchased under this Option on the stock transfer records of the Company if such proposed transfer would in the opinion of counsel satisfactory to the Company constitute a violation of any applicable securities law and (iii) that the Company may give related instructions to its transfer agent, if any, to stop registration of the transfer of the shares of Stock purchased under this Option.

6.                                       Binding Effect.  This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Director.

7.                                       Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and Director has executed this Agreement, all as of the day and year first above written.

REPROS THERAPEUTICS INC.

/s/ Joseph S. Podolski
Joseph S. Podolski
President and Chief Executive Officer

DIRECTOR

/s/ Mark Lappe
Mark Lappe